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EXHIBIT 12.1

FEDEX CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)
(IN MILLIONS, EXCEPT RATIOS)

	Three Months Ended August 31,		Year Ended May 31,
	2002	2001	2002	2001	2000	1999	1998
Earnings:
Income before income taxes	$255	$200	$1,160	$927	$1,138	$1,061	$900
Add back:
Interest expense, net of capitalized interest	32	38	143	155	121	111	136
Amortization of debt issuance costs	1	—	4	2	1	9	1
Portion of rent expense representative of interest factor	177	173	710	667	625	571	508

Earnings as adjusted	$465	$411	$2,017	$1,751	$1,885	$1,752	$1,545

Fixed Charges:
Interest expense, net of capitalized interest	$32	$38	$143	$155	$121	$111	$136
Capitalized interest	5	9	27	27	35	39	33
Amortization of debt issuance costs	1	—	4	2	1	9	1
Portion of rent expense representative of interest factor	177	173	710	667	625	571	508

	$215	$220	$884	$851	$782	$730	$678

Ratio of Earnings to Fixed Charges	2.2	1.9	2.3	2.1	2.4	2.4	2.3

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FEDEX CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED) (IN MILLIONS, EXCEPT RATIOS)